SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2/A

Amendment No. 1 to

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

* * * * *

File No. 69-291

SW I Acquisition GP, L.P.

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its amended statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

3. Certain information, for the calendar year 2002 with respect to TNP Enterprises and its subsidiaries, is provided in the following:

(a) Total MWH sold and related revenues.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003—File No. 69-291.

(b) MWH sold at retail and related revenues.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003—File No. 69-291.

(c) MWH sold at wholesale and related revenues.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003—File No. 69-291.

(d) MWH purchased and related expenses.

See TNP Enterprises, Inc. U-3A-2/A filed with the Commission on 4/17/2003—File No. 69-291.

4. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

Exhibit A. A consolidating statement of operations of the TNP Enterprises and its subsidiaries for the last calendar year 2002, together with a consolidating balance sheet and consolidating statements of retained earnings of TNP Enterprises and its subsidiaries as of the close of the 2002 calendar year.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003—File No. 69-291.

Exhibit B. A Financial Data Schedule for the period ended December 31, 2002, including Item Nos. 1, 2, and 3.

See TNP Enterprises, Inc. Form U-3A-2/A filed with the Commission on 4/17/2003—File No. 69-291.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 16th day of April, 2003.

SW I Acquisition GP, L.P.

By:	SW II Acquisition, LLC
as General Partner

By	/s/ William J. Catacosinos
William J. Catacosinos
Manager

Attest:

/s/ Kathleen A. Marion
Kathleen A. Marion

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Dr. William J. Catacosinos SW II Acquisition, LLC. 2 Robbins Lane Suite 201 Jericho, NY 11753	With a copy to: Paul W. Talbot Texas-New Mexico Power Company 4100 International Plaza Fort Worth, TX 76109

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